Exhibit 99.2

NEWS RELEASE

February 14, 2008

ARC ENERGY TRUST RELEASES 2007 YEAR-END RESERVES INFORMATION

CALGARY, February 14, 2008 (AET.UN and ARX — TSX)  ARC Energy Trust (“ARC”) released today its 2007 year-end reserves information.

HIGHLIGHTS

•                  Replaced 101 per cent of annual production at an all-in annual Finding, Development and Acquisition (“FD&A”) cost of $19.00 per barrel of oil equivalent (“boe”) before consideration of future development capital (“FDC”) for the proved plus probable reserves category. This is a 15 per cent reduction from the $22.42 per boe FD&A cost realized in 2006. Including FDC, the FD&A cost was $20.03 per boe.

•                  The three year average FD&A cost is $16.57 per boe for the  plus probable category before FDC; including FDC, the three year average FD&A cost is $19.19 per boe.

•                  2007 year-end reserves are within one per cent of the year-end 2006 levels with  reserves of 225 mmboe, and  plus probable reserves of 286 mmboe.

•                  Proved plus probable reserve life index (“RLI”) increased to 12.5 years and the proved RLI remained constant at 9.8 years based on 2008 production guidance of 63,000 boe per day.

•                  $87 million (20 per cent) of the $440 million expenditures in 2007 were devoted to the purchase of highly prospective crown mineral rights and the acquisition of third party undeveloped acreage primarily in the Dawson area of northern British Columbia. These lands have not been given any value in the 2007 Reserves evaluation. Excluding these extraordinary expenditures reduces the proved plus probable FD&A to $15.24/boe ($16.28 including FDC).

•                  Net acquisition activity represented $42.5 million, or 10 per cent of 2007 corporate spending and resulted in 1.7 mmboe of proved plus probable reserves acquired at an average cost of $24.29 per boe (excluding FDC).

•                  Based on our operating netback of $34.82 per boe, the one year recycle ratio is 1.8 times, using our $19.00  per boe proved plus probable FD&A cost prior to FDC.

RESERVES

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument (“NI”) 51-101. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this news release more detailed information on a net basis (working interest share after deduction of royalty obligations, plus  royalty interests) and on a gross basis (working interest before deduction of royalties without including any royalty interests) will be included in ARC’s Annual Information Form (“AIF”).

Based on an independent reserves evaluation conducted by GLJ Petroleum Consultants Ltd. (“GLJ”) effective December 31, 2007 and prepared in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and NI 51-101, ARC had proved plus probable reserves of 286.4 mmboe(1).  Reserve additions from exploration and development activities (including revisions) were 21.4 mmboe while 1.7 mmboe were added through acquisitions (net of minor dispositions), bringing the total additions to 23.1 mmboe.  This represents 101 per cent of the 22.9 mmboe produced during 2007.  As a result, year-end 2007 reserves are slightly higher than the 286.1 mmboe of proved plus probable reserves recorded at year-end 2006.

(1)               BOEs may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Proved developed producing reserves represent 85 per cent of total proved reserves and 65 per cent of proved plus probable reserves; total proved reserves account for 79 per cent of proved plus probable reserves. Approximately 55 per cent of ARC’s proved plus probable reserves are crude oil and natural gas liquids and 45 per cent are natural gas on a 6:1 boe conversion basis.

RESERVES SUMMARY 2007 Using GLJ January 1, 2008 Forecast Prices and Costs

Company Interest (Gross  + Royalties Receivable)

	Light and				Total	Oil	Oil
	Medium	Heavy	Total		Natural	Equivalent	Equivalent
	Crude Oil	Crude Oil	Crude Oil	NGLs	Gas	2007	2006
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved Producing	98,495	2,436	100,931	9,448	449.9	185,364	187,501

Proved Developed Non-Producing	1,175	117	1,292	486	28.8	6,582	4,707

Proved Undeveloped	11,134	11	11,145	1,484	122.3	33,007	34,055

Total Proved	110,805	2,564	113,369	11,418	601.0	224,953	226,264

Proved plus Probable	140,528	3,390	143,918	14,423	768.2	286,371	286,125

Gross

	Light and				Total	Oil	Oil
	Medium	Heavy	Total		Natural	Equivalent	Equivalent
	Crude Oil	Crude Oil	Crude Oil	NGLs	Gas	2007	2006
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved Producing	98,381	2,224	100,605	9,280	438.9	183,042	184,959

Proved Developed Non-Producing	1,174	117	1,291	486	28.8	6,581	4,706

Proved Undeveloped	11,131	11	11,142	1,484	122.1	32,970	34,017

Total Proved	110,686	2,353	113,039	11,249	589.8	222,592	223,681

Proved plus Probable	140,384	3,134	143,518	14,218	754.9	283,550	283,015

Net

	Light and				Total	Oil	Oil
	Medium	Heavy	Total		Natural	Equivalent	Equivalent
	Crude Oil	Crude Oil	Crude Oil	NGLs	Gas	2007	2006
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved Producing	88,697	2,258	90,955	6,670	372.7	159,738	161,498

Proved Developed Non-Producing	1,042	108	1,150	342	22.0	5,156	3,790

Proved Undeveloped	9,566	11	9,577	1,054	96.2	26,661	27,975

Total Proved	99,305	2,377	101,682	8,065	490.8	191,553	193,263

Proved plus Probable	125,553	3,146	128,699	10,241	628.7	243,727	243,994

RESERVES RECONCILIATION

Company Interest (Gross + Royalties Receivable)

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (bcf)	Natural Gas from Coal (bcf)	Total Natural Gas (bcf)	Oil Equivalent 2007 (mboe)
PROVED PRODUCING
Opening Balance	99,543	2,759	102,302	9,627	449.4	4.0	453.4	187,501
Exploration Discoveries	0	0	0	0	0.0	0.0	0.0	0
Drilling Extensions	651	15	666	82	6.2	2.8	8.9	2,235
Improved Recovery	1,769	30	1,798	184	3.3	0.9	4.3	2,691
Infill Drilling	2,307	0	2,307	307	29.2	0.0	29.2	7,480
Technical Revisions	2,343	20	2,363	621	18.5	(0.2)	18.4	6,042
Acquisitions	912	0	912	90	2.4	0.3	2.7	1,446
Dispositions	(162)	0	(162)	(24)	(0.4)	0.0	(0.4)	(245)
Economic Factors	1,164	49	1,213	32	(0.8)	0.0	(0.8)	1,107
Production	(10,032)	(437)	(10,469)	(1,470)	(64.9)	(0.9)	(65.7)	(22,894)
Closing Balance	98,495	2,436	100,931	9,448	443.0	6.9	449.9	185,364

TOTAL PROVED
Opening Balance	112,780	2,773	115,553	11,768	585.7	8.0	593.7	226,264
Exploration Discoveries	0	0	0	5	0.9	0.0	0.9	156
Drilling Extensions	370	129	499	112	10.6	4.8	15.4	3,172
Improved Recovery	1,891	16	1,907	56	1.4	0.4	1.8	2,257
Infill drilling	2,298	0	2,298	322	22.8	0.0	22.8	6,422
Technical Revisions	1,510	34	1,544	527	31.0	(0.5)	30.5	7,155
Acquisitions	1,020	0	1,020	97	2.5	0.5	3.0	1,625
Dispositions	(162)	0	(162)	(24)	(0.4)	0.0	(0.4)	(245)
Economic Factors	1,128	49	1,177	25	(1.0)	0.0	(1.0)	1,040
Production	(10,032)	(437)	(10,469)	(1,470)	(64.9)	(0.9)	(65.7)	(22,894)
Closing Balance	110,805	2,564	113,368	11,418	588.7	12.3	601.0	224,953

PROBABLE
Opening Balance	30,966	904	31,870	3,002	144.5	5.4	149.9	59,861
Exploration Discoveries	0	0	0	1	0.2	0.0	0.2	31
Drilling Extensions	388	92	480	33	4.4	1.3	5.8	1,472
Improved Recovery	408	(16)	392	13	0.3	0.1	0.4	465
Infill Drilling	510	0	510	43	7.9	0.0	7.9	1,874
Technical Revisions	(2,379)	(157)	(2,536)	(86)	2.6	0.1	2.7	(2,166)
Acquisitions	248	0	248	15	0.4	0.5	0.9	408
Dispositions	(23)	0	(23)	(5)	(0.1)	0.0	(0.1)	(41)
Economic Factors	(394)	2	(392)	(12)	(0.5)	0.0	(0.5)	(487)
Production	0	0	0	0	0.0	0.0	0.0	—
Closing Balance	29,723	826	30,549	3,005	159.8	7.4	167.2	61,418

PROVED PLUS PROBABLE
Opening Balance	143,746	3,677	147,423	14,770	730.2	13.4	743.6	286,125
Exploration Discoveries	0	0	0	7	1.1	0.0	1.1	187
Drilling Extensions	758	221	979	145	15.0	6.1	21.1	4,645
Improved Recovery	2,299	0	2,299	69	1.7	0.4	2.1	2,723
Infill Drilling	2,809	0	2,809	365	30.7	0.0	30.7	8,296
Technical Revisions	(869)	(122)	(991)	441	33.6	(0.4)	33.2	4,989
Acquisitions	1,267	0	1,267	113	2.9	1.0	3.9	2,032
Dispositions	(185)	0	(185)	(30)	(0.4)	0.0	(0.4)	(285)
Economic Factors	734	51	785	13	(1.5)	0.0	(1.5)	554
Production	(10,032)	(437)	(10,469)	(1,470)	(64.9)	(0.9)	(65.7)	(22,894)
Closing Balance	140,528	3,390	143,917	14,423	748.5	19.7	768.2	286,371

Additional reserves reconciliation information on a Gross Interest basis is included at the end of this news release.

RESERVE LIFE INDEX (“RLI”)

ARC’s proved plus probable RLI was 12.5 years at year-end 2007 while the proved RLI was 9.8 years based upon the GLJ reserves and ARC’s 2008 production guidance of 63,000 boe per day. The following table summarizes ARC’s historical RLI.

Reserve Life Index

	2007	2006	2005	2004	2003	2002	2001	2000

Total Proved	9.8	9.8	10.3	9.7	10.1	10.1	9.8	10.4
Proved Plus Probable (Established reserves for 2002 and prior years)	12.5	12.4	12.9	12.2	12.4	11.8	11.5	12.1

NET PRESENT VALUE (“NPV”) SUMMARY 2007

ARC’s crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ’s product price forecasts effective January 1, 2008 prior to provision for interest, debt service charges and general and administrative expenses. It should not be assumed that the discounted future net production revenues estimated by GLJ represent the fair market value of the reserves.

NPV of Cash Flow Before Income Taxes Using GLJ January 1, 2008 Forecast Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
NI 51-101 Net interest	$MM	$MM	$MM	$MM	$MM

Proved Producing	6,401	4,433	3,471	2,894	2,506
Proved Developed Non-Producing	216	148	113	91	76
Proved Undeveloped	946	578	384	268	192
Total Proved	7,563	5,159	3,968	3,253	2,774
Probable	2,428	1,146	684	464	340
Proved plus Probable	9,991	6,305	4,651	3,717	3,113

At a 10 per cent discount factor, the proved producing reserves make up 75 per cent of the proved plus probable value while total proved reserves account for 85 per cent of the proved plus probable value.

The following table provides an estimate of the NPV of Cash Flow on an after tax basis assuming that ARC would be subject to the equivalent of corporate income tax on its income beginning in 2011.  It should be noted that this estimate does not take into account any corporate tax deductions such as interest and general and administrative expenses or for any tax pools generated by capital expenditures beyond what exists in the GLJ forecast. Details of ARC’s tax pools at year-end 2007 are presented in the MD&A section of the year-end financial results news release dated February 14, 2008.

NPV of Cash Flow After Income Taxes Using GLJ January 1, 2008 Forecast Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
NI 51-101 Net interest	$MM	$MM	$MM	$MM	$MM

Proved Producing	5,479	3,920	3,140	2,662	2,335
Proved Developed Non-Producing	173	122	95	78	66
Proved Undeveloped	724	445	296	205	145
Total Proved	6,376	4,487	3,530	2,945	2,545
Probable	1,781	855	517	355	263
Proved plus Probable	8,157	5,342	4,048	3,300	2,809

GLJ January 1, 2008 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)	Foreign Exchange ($US/$Cdn)
2008	92.00	91.10	6.75	1.00
2009	88.00	87.10	7.55	1.00
2010	84.00	83.10	7.60	1.00
2011	82.00	81.10	7.60	1.00
2012	82.00	81.10	7.60	1.00
2013	82.00	81.10	7.60	1.00
2014	82.00	81.10	7.80	1.00
2015	82.00	81.10	7.97	1.00
2016	82.02	81.12	8.14	1.00
2017	83.66	82.76	8.31	1.00
Escalate thereafter at	+2.0%/yr	+2.0%/yr	+2.0%/yr	1.00

The reserves have also been evaluated using constant prices and costs effective December 31, 2007. Following are the values determined using this constant price analysis.

NPV of Cash Flow Before Income Taxes Using December 31, 2007 Constant Prices and Costs

NI 51-101 Net Interest		Discounted	Discounted	Discounted	Discounted
$Millions	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved Producing	6,866	4,742	3,691	3,059	2,634
Proved Developed Non-Producing	197	139	106	86	72
Proved Undeveloped	888	554	373	262	189
Total Proved	7,950	5,435	4,171	3,408	2,894
Probable	2,189	1,110	689	477	354
Proved plus Probable	10,139	6,545	4,860	3,885	3,248

At a 10 per cent discount factor, the proved producing reserves make up 76 per cent of the proved plus probable value while total proved reserves account for 86 per cent of the proved plus probable value.  The same comments apply to the after tax NPV of cash flow using constant prices and costs as for forecast pricing.

NPV of Cash Flow After Income Taxes Using December 31, 2007 Constant Prices and Costs

NI 51-101 Net Interest		Discounted	Discounted	Discounted	Discounted
$Millions	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved Producing	5,823	4,151	3,305	2,787	2,432
Proved Developed Non-Producing	158	114	90	74	63
Proved Undeveloped	682	428	288	200	142
Total Proved	6,663	4,692	3,683	3,061	2,637
Probable	1,613	831	523	367	275
Proved plus Probable	8,276	5,523	4,205	3,428	2,911

Constant Prices at December 31, 2007

Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)	Foreign Exchange ($US/$Cdn)
2008 and thereafter	95.95	93.39	6.63	1.012

ALBERTA NEW ROYALTY FRAMEWORK

In October 2007, the Alberta government announced its intent to increase crown royalties beginning on January 1, 2009.  As of December 31, 2007, the province had not introduced the enabling legislation nor had they provided enough clarity on a number of issues for GLJ to provide a precise calculation of net reserves and NPV under the new royalty regime.  However, GLJ did provide analyses which estimate that under the proposed royalty regime as currently understood, the NPV at a 10 per cent discount rate using GLJ January 2008 price forecast would be between two and three per cent less than stated in the previous tables.  The new royalty provisions have a relatively modest impact on ARC’s NPV as 37 per cent of ARC’s 2008 production is expected to come from outside the Province of Alberta and due to the relatively low production rates for many of ARC’s wells that are not impacted as significantly as high rate wells.

NET ASSET VALUE

The following net asset value (“NAV”) table shows what is normally referred to as a “produce-out” NAV calculation under which the Trust’s reserves would be produced at forecast future prices and costs.  The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.  It should not be assumed that the discounted future net production revenues estimated by GLJ represent the fair market value of the reserves.

NAV at December 31, 2007 (a)

	2007 NAV	2006 NAV
$Millions, except per unit amounts	GLJ Price Forecast	GLJ Price Forecast
NI 51-101 Net interest Proved Plus Probable Reserves discounted @ 10% (Before Tax)(b)	$4,651	$4,056
Undeveloped Lands (c)	$229	$109
Working Capital Deficit (including current portion of debt) (d)	$(38)	$(52)
Reclamation Fund	$26	$31
Risk Management Contracts(e)	$(30)	$(9)
Long-term Debt	$(715)	$(687)
Asset Retirement Obligation (f)	$(26)	$(62)
Net Asset Value	$4,097	$3,386
Units Outstanding (000’s) (g)	213,179	207,173
NAV/Unit	$19.22	$16.34

(a)               Financial information is per ARC’s 2007 consolidated financial statements.

(b)              Excludes estimated future taxes of $603 million for the GLJ Price Forecast, based on $1.8 billion in estimated Trust tax pools as at December 31, 2007.  The estimated future taxes were calculated assuming ARC would be subject to the equivalent of corporate income tax on its income beginning in 2011.  Estimated future taxes do not take into account any corporate tax deductions such as interest or general and administrative expenses

(c)               Internal estimate.

(d)              Working capital deficit excludes risk management contracts and future income tax asset.

(e)               Risk management contracts represent the fair market value of such contracts as at December 31, 2007 based on the GLJ future pricing used to arrive at the value of proved plus probable reserves. This amount differs from the value of risk management contracts in the 2007 consolidated financial statements due to differing future pricing assumptions.

(f)                 The Asset Retirement Obligation (“ARO”) is calculated based on the same methodology that was used to calculate the ARO on ARC’s year-end financial statements, with the exception that future expected ARO costs were discounted at 10 per cent. The total discounted ARO at 10 per cent of $70 million was reduced by $44 million and $35 million respectively, relating to well abandonment costs that were incorporated in the proved plus probable reserves discounted at 10 per cent pursuant to the escalated price case as per NI 51-101.

(g)              Represents total trust units outstanding and trust units issuable for exchangeable shares as at December 31, 2007.

In the absence of adding reserves to the Trust, the NAV per unit will decline as the reserves are produced out.  The cash flow generated by the production relates directly to the cash distributions paid to unitholders.  The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves, which enhances the Trust’s NAV.

In order to determine the “going concern” value of the Trust, a more detailed assessment would be required of the upside potential of specific properties and the ability of the ARC team to continue to make value-adding capital expenditures.  At inception of the Trust on July 16, 1996, the NAV was determined to be $11.42 per unit based on a 10 per cent discount rate; since that time, including the January 2008 distribution, the Trust has distributed $21.03 per unit.  Despite having distributed more cash than the initial NAV, the NAV as at December 31, 2007 was $19.22 per unit using GLJ prices. NAV per unit using GLJ prices increased $2.88 per unit during 2007 after distributing $2.40 per unit to unitholders as a result of increases in commodity prices as well as ARC’s development activities. Following is a summary of historical NAVs calculated at each of the Trust’s year-ends utilizing the then current GLJ price forecasts and other assumptions and values utilized at such times.

Historical NAV — Discounted at 10 Per Cent

$Millions, except per unit amounts	2007	2006	2005	2004	2003	2002	2001
NI 51-101 Net interest Proved plus Probable reserves(a)	$4,651	$4,056	$3,891	$2,389	$1,689	$1,302	$1,216
Undeveloped lands	229	109	59	48	50	20	22
Reclamation fund	26	31	23	21	17	13	10

Risk Management Contracts(b)	$(30)	(9)	(2)	(12)
Long term-debt, net of working capital	$(753)	(739)	(578)	(265)	(262)	(348)	(289)
Asset retirement obligation	$(26)	(62)	(35)	(23)	(27)	—	—
Net asset value	$4,097	$3,386	$3,358	$2,158	$1,467	$987	$959
Units outstanding (000’s)	213,179	207,173	202,039	188,804	182,777	126,444	111,692
NAV per unit	$19.22	$16.34	$16.62	$11.43	$8.03	$7.81	$8.59

(a)               Proved plus probable from 2003 and on is estimated in accordance with NI 51-101 while in prior years it represents Established reserves (which represent proved risked probables).

(b)              Risk management contracts were included in the value of proved plus probable reserves prior to 2004.

FINDING, DEVELOPMENT AND ACQUISITION (“FD&A”) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital (“FDC”) required to bring the proved undeveloped and probable reserves to production.  For continuity, ARC has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

FINDING AND DEVELOPMENT COSTS (“F&D”)

During 2007 ARC spent $397 million of capital on exploration and development activities, which added 20.2 mmboe of  proved and 21.4 mmboe of proved plus probable reserves (including revisions). These activities replaced 88 and 93 per cent of ARC’s 2007 production.  In total, ARC drilled 278 gross operated wells with a 99 per cent per cent drilling success rate.

The largest percentage of capital was again devoted towards development opportunities in northern Alberta and British Columbia.  In Dawson the successful drilling of six horizontal and six vertical Montney gas wells helped grow production by over 80 per cent. With the commissioning of new third party processing facilities in the fourth quarter of 2007, a record exit rate of 44 mmcf per day was achieved. Significant funds and efforts were also focused in the Dawson area with successful exploration and step-out drilling and a substantial increase in highly prospective undeveloped land. It should be noted that no reserves have been booked for the ARC Sunrise 9-13 Montney gas discovery drilled in the fourth quarter of 2007.  ARC would expect to book reserves at year-end 2008 for this well and the surrounding acreage if commercial gas rates are confirmed during the year.  In Ante Creek, ARC drilled 11 successful oil wells, and acquired undeveloped acreage. A 16 km gas pipeline was installed to the previously acquired processing facility and water-flood injectivity was improved in the oil area. These factors combined to help boost production to record levels of approximately 5,100 boe per day. Other areas in the north that saw successful development included Valhalla, Pouce Coupe, Chinchaga, Swan Hills and Prestville. Exploration efforts in the Junior Tees area of Northern British Columbia were unsuccessful in realizing economic productive capability.

The most active drilling areas in 2007 were in ARC’s shallow gas regions in southeastern Alberta and southwestern Saskatchewan where 144 shallow gas wells and six deep oil wells were drilled.

In the central Alberta area, ARC continued to expand on the significant inventory of Natural Gas from Coal development with the drilling of 17 more wells. The central area also experienced deeper prospect success with oil and gas focused development of 11 new wells in Garrington, Med River, Delburne and Smiley.

The Pembina area development included 28 successful Cardium oil wells in the North Pembina Cardium Unit, Berrymoor, Lindale, MIPA and Buck Creek.

At Redwater, ARC drilled eight successful oil wells on small highs identified by a 3D seismic program that had been acquired specifically to pinpoint the location of a CO2 enhanced oil recovery pilot project. ARC also enjoyed continued success with the ongoing Leduc well reactivation program and a four well Viking drilling program that included ARC’s first ever Viking Horizontal well.

ARC experienced continued drilling success in southeast Saskatchewan with 20 new oil wells, primarily horizontal light oil producers.

The highlights of activity within the non-operated portfolio included a successful 60 well infill oil drilling program within the CO2 flooded Weyburn unit and a successful 10 well infill drilling program within the adjacent CO2 flooded Midale Unit, both in southeastern Saskatchewan.

Excluding changes in future development capital ARC’s F&D costs were $18.57 per boe proved plus probable and $19.66 per boe total proved. Excluding the extraordinary $78 million spent at crown land sales ARC’s F&D numbers are reduced to $14.94 per boe proved plus probable and $15.82 per boe total proved.

ACQUISITIONS AND DISPOSITIONS

ARC was not very active on the acquisition front during 2007 spending only $42.5 million, (net of minor dispositions), to purchase 1.7 mmboe of proved plus probable reserves. The majority of this was spent on the purchase of light oil producing properties in southeast Saskatchewan near existing properties. The remaining spending was focused on the purchase of additional developed and undeveloped acreage within the Dawson and Ante Creek assets.

As part of its active asset management program, ARC disposed of a few minor properties that no longer met the long-term needs of the Trust. The properties were sold to consolidate ARC’s asset base, reduce future abandonment obligations, decrease corporate operating costs and exit areas with limited future development opportunities.

FINDING DEVELOPMENT AND ACQUISITION COSTS (“FD&A”)

Incorporating the net acquisitions during the year, ARC’s proved plus probable FD&A costs excluding FDC were $19.00 per boe while proved FD&A costs were $20.37 per boe. In 2007 ARC again focused a large portion of the budget towards building a long-term inventory of future opportunities. The $78 million spent on crown land in 2007 is 50 per cent higher than the combined land spending over the previous 11 years that the Trust has been in existence. The following table outlines the resulting impact on FD&A due to these expenditures

FD&A Costs — Impacts due to growth oriented spending

	Base FD&A	Crown Land Purchases	Undeveloped Land Acquisitions	Total
Expenditures ($Millions)	$352.7	$77.5	$9.4	$439.6
Total Proved ($/boe)	$16.34	$3.59	$0.44	$20.37
Proved Plus Probable ($/boe)	$15.24	$3.35	$0.41	$19.00

FUTURE DEVELOPMENT CAPITAL (“FDC”)

NI 51-101 requires that FD&A costs be calculated including changes in FDC. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.  The current level of activity has resulted in relatively flat capital costs throughout the industry that are now reflected in the estimates of future development costs effective December 31, 2007.

FD&A Costs — Company Interest Reserves(2)

		Proved plus
	Proved	Probable

FD&A Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures — $thousands	$397,163	$397,163
Exploration and Development Reserve Additions Including Revisions — mboe	20,202	21,393
Finding and Development Cost — $/boe	$19.66	$18.57
Three Year Average F&D Cost — $/boe	$20.14	$19.35

Net Acquisition Capital — $thousands	$42,454	$42,454
Net Acquisition Reserve Additions — mboe	1,381	1,748
Net Acquisition Cost — $/boe	$30.74	$24.29
Three Year Average Net Acquisition Cost — $/boe	$16.70	$13.90

Total Capital Expenditures including Net Acquisitions — $thousands	$439,616	$439,616
Reserve Additions including Net Acquisitions — mboe	21,583	23,141
Finding Development and Acquisition Cost — $/boe	$20.37	$19.00
Three Year Average FD&A Cost — $/boe	$18.51	$16.57

(2)          In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions.  BOEs may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FD&A Costs Including Future Development Capital
Exploration and Development Capital Expenditures — $thousands	$397,163	$397,163
Exploration and Development Change in FDC — $thousands	$(3,000)	$21,000
Exploration and Development Capital Including Change in FDC — $thousands	$394,163	$418,163
Exploration and Development Reserve Additions Including Revisions — mboe	20,202	21,393
Finding and Development Cost — $/boe	$19.51	$19.55
Three Year Average F&D Cost — $/boe	$21.91	$22.92

Net Acquisition Capital — $thousands	$42,454	$42,454
Net Acquisition FDC — $thousands	$3,000	$3,000
Net Acquisition Capital Including FDC — $thousands	$45,454	$45,454
Net Acquisition Reserve Additions — mboe	1,381	1,748
Net Acquisition Cost — $/boe	$32.91	$26.01
Three Year Average Net Acquisition Cost — $/boe	$18.52	$15.61

Total Capital Expenditures including Net Acquisitions — $thousands	$439,616	$439,616
Total Change in FDC -$thousands	—	$24,000
Total Capital Including Change in FDC — $thousands	$439,616	$463,616
Reserve Additions including Net Acquisitions — mboe	21,583	23,141
Finding Development and Acquisition Cost Including FDC — $/boe	$20.37	$20.03
Three Year Average FD&A Cost Including FDC — $/boe	$20.30	$19.19

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Historic Company Interest Proved FD&A Costs

	2007	2006	2005	2004	2003	2002	2001
Annual FD&A excluding FDC	$20.37	$24.51	$15.60	$16.53	$10.78	$8.87	$11.35
Three year average FD&A excluding FDC	$18.51	$17.77	$13.30	$11.05	$10.69	$9.07	$8.06

Annual FD&A including FDC	$20.37	$27.53	$17.64	$20.46	$12.66	$10.03	$11.93
Three year average FD&A including FDC	$20.30	$20.31	$15.45	$13.02	$11.96	$10.16	$9.09

Historic Company Interest Proved Plus Probable FD&A Costs

	2007	2006	2005	2004	2003	2002	2001
Annual FD&A excluding FDC	$19.00	$22.41	$13.64	$13.76	$8.50	$9.27	$9.75
Three Year Average FD&A excluding FDC	$16.57	$15.59	$11.00	$9.30	$9.07	$8.21	$6.94

Annual FD&A including FDC	$20.03	$27.20	$16.09	$19.14	$10.54	$10.79	$10.41
Three Year Average FD&A including FDC	$19.19	$18.99	$13.50	$11.65	$10.52	$9.46	$8.04

RESERVES RECONCILIATION

Gross

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGL’s (mbbl)	Conventional Natural Gas (bcf)	Natural Gas from Coal (bcf)	Total Natural Gas (bcf)	Oil Equivalent 2007 (mboe)
PROVED PRODUCING
Opening Balance	99,418	2,503	101,921	9,627	437.9	3.7	441.6	185,146
Exploration Discoveries	0	0	0	0	0.0	0.0	0.0	0.0
Drilling Extensions	651	15	666	82	6.2	2.7	8.8	2,220
Improved Recovery	1,770	30	1,800	184	3.3	0.9	4.2	2,682
Infill Drilling	2,308	0	2,308	307	29.2	0.0	29.2	7,480
Technical Revisions	2,299	(33)	2,266	433	17.3	(0.3)	17.0	5,534
Acquisitions	898	0	898	89	2.4	0.3	2.6	1,426
Dispositions	(162)	0	(162)	(24)	(0.4)	0.0	(0.4)	(245)
Economic Factors	1,162	49	1,211	32	(0.8)	0.0	(0.8)	1,110
Production	(9,964)	(339)	(10,303)	(1,450)	(62.6)	(0.8)	(63.4)	(22,312)
Closing Balance	98,381	2,225	100,605	9,280	432.6	6.4	438.9	183,042

TOTAL PROVED
Opening Balance	112,647	2,517	115,164	11,768	574.2	7.4	581.6	223,869
Exploration Discoveries	0	0	0	5	0.9	0.0	0.9	156
Drilling Extensions	370	129	499	112	10.6	4.6	15.2	3,142
Improved Recovery	1,896	16	1,912	56	1.4	0.3	1.7	2,254
Infill Drilling	2,298	0	2,298	322	22.8	0.0	22.8	6,421
Technical Revisions	1,473	(19)	1,454	339	29.8	(0.6)	29.2	6,665
Acquisitions	1,002	0	1,002	96	2.5	0.5	3.0	1,598
Dispositions	(162)	0	(162)	(24)	(0.4)	0.0	(0.4)	(245)
Economic Factors	1,126	49	1,175	25	(0.9)	0.0	(0.9)	1,043
Production	(9,964)	(339)	(10,303)	(1,450)	(62.6)	(0.8)	(63.4)	(22,312)
Closing Balance	110,686	2,353	113,038	11,249	578.3	11.5	589.8	222,592

PROBABLE
Opening Balance	30,936	844	31,780	3,002	142.3	5.3	147.6	59,378
Exploration Discoveries	0	0	0	1	0.2	0.0	0.2	31
Drilling Extensions	388	92	480	33	4.4	1.3	5.7	1,465
Improved Recovery	413	(16)	397	13	0.3	0.0	0.4	468
Infill Drilling	510	0	510	43	7.9	0.0	7.9	1,874
Technical Revisions	(2,373)	(141)	(2,514)	(120)	2.9	0.1	3.0	(2,128)
Acquisitions	243	0	243	14	0.4	0.4	0.9	401
Dispositions	(23)	0	(23)	(5)	(0.1)	0.0	(0.1)	(41)
Economic Factors	(396)	2	(394)	(12)	(0.5)	0.0	(0.5)	(490)
Production	0	0	0	0	0.0	0.0	0.0	0.0
Closing Balance	29,698	782	30,479	2,969	157.8	7.2	165.1	60,958

PROVED PLUS PROBABLE
Opening Balance	143,583	3,361	146,944	14,770	716.5	12.7	729.2	283,248
Exploration Discoveries	0	0	0	7	1.1	0.0	1.1	187
Drilling Extensions	758	221	979	145	15.0	5.9	20.9	4,607
Improved Recovery	2,309	0	2,309	69	1.7	0.4	2.1	2,722
Infill Drilling	2,808	0	2,808	365	30.7	0.0	30.7	8,294
Technical Revisions	(900)	(160)	(1,059)	219	32.7	(0.5)	32.3	4,537
Acquisitions	1,245	0	1,245	111	2.9	1.0	3.9	1,999
Dispositions	(185)	0	(185)	(30)	(0.4)	0.0	(0.4)	(285)
Economic Factors	730	51	781	13	(1.5)	0.0	(1.4)	553
Production	(9,964)	(339)	(10,303)	(1,450)	(62.6)	(0.8)	(63.4)	(22,312)
Closing Balance	140,384	3,134	143,518	14,218	736.2	18.7	754.9	283,550

FD&A Costs — Gross Reserves

		Proved plus
	Proved	Probable

NI 51-101 Calculation Including Future Development Capital
Capital Expenditures excluding Net Acquisitions — $thousands	$397,163	$397,163
Net Change in FDC excluding Net Acquisitions — $thousands	($3,000)	$21,000
Total Capital including FDC — $thousands	$394,163	$418,163
Reserve additions excluding Net Acquisitions — mboe	19,869	21,133
Finding and Development Cost — $/boe	$19.84	$19.79
Three Year Average F&D Cost — $/boe	$23.49	$24.55

Capital Expenditures including net acquisitions — $thousands	$439,616	$439,616
Net Change in FDC including net acquisitions — $thousands	$—	$24,000
Total Capital — $thousands	$439,616	$463,616
Reserve additions including net acquisitions — mboe	21,223	22,847
Finding Development and Acquisition Cost — $/boe	$20.71	$20.29
Three Year Average FD&A Cost — $/boe	$20.57	$19.43

Historic Gross Proved FD&A Costs

	2007	2006	2005	2004	2003	2002

Annual FD&A including FDC	$20.71	$28.05	$17.81	$21.27	$12.95	$10.97
Three year average FD&A including FDC	$20.57	$20.63	$15.74	$13.54	n/a	n/a

Historic Gross Proved Plus Probable FD&A Costs

	2007	2006	2005	2004	2003	2002

Annual FD&A including FDC	$20.29	$27.79	$16.24	$19.74	$10.74	$12.06
Three Year Average FD&A including FDC	$19.43	$19.28	$13.73	$12.09	n/a	n/a

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.7 billion. The Trust expects full year 2008 oil and gas production to average approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600    Fax:  (403) 509-6417  Toll Free 1-888-272-4900

Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB  T2P 5E9